Exhibit 99.2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about this circular or as to the action to be taken, you should consult your stockbroker or other licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Lufax Holding Ltd, you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Lufax Holding Ltd

陆 金 所 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6623)

(NYSE Stock Ticker: LU)

PROPOSED CHANGE OF AUDITORS; AND

NOTICE OF EXTRAORDINARY GENERAL MEETING

A letter from the Board is set out on pages 3 to 9 of this circular. A notice convening the Extraordinary General Meeting of Lufax Holding Ltd to be held at Room 3601, No. 1333 Lujiazui Ring Road, Pudong New District, Shanghai, the People’s Republic of China on Wednesday, June 25, 2025 at 10:00 a.m. (Hong Kong time) is set out on pages 10 to 11 of this circular. A form of proxy for use at the Extraordinary General Meeting is also enclosed. Such form of proxy is also published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (ir-hk.lufaxholding.com).

Holders of record of the Company’s Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are cordially invited to attend the Extraordinary General Meeting in person. Holders of the Company’s ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit your voting instructions to Citibank, N.A.. Whether or not you propose to attend and vote at the said meeting, please complete, sign, date, and return the accompanying form of proxy to the Company’s share registrar in Hong Kong, Tricor Investor Services Limited (for holders of Shares) or your voting instructions to Citibank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Tricor Investor Services Limited must receive the form of proxy by no later than 10:00 a.m., Hong Kong time, on Monday, June 23, 2025 at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong to ensure your representation at the Extraordinary General Meeting; and Citibank, N.A., the Depositary of the ADSs, must receive your voting instructions as an ADS holder by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Shares represented by your ADSs to be cast at the Extraordinary General Meeting.

Hong Kong, May 29, 2025

- i -

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“ADS(s)”	American Depositary Shares, every one (1) ADS representing two (2) Shares

“ADS Record Date”	May 9, 2025 (close of business in New York time)

“Articles of Association”	the ninth amended and restated articles of association of the Company adopted by way of a special resolution of the shareholders passed on April 12, 2023 and effective on April 14, 2023

“Audit Committee”	the audit committee of the Company

“Board”	the board of Directors

“Cayman Companies Act”	the Companies Act (As Revised) of the Cayman Islands (as amended, supplemented or otherwise modified from time to time)

“Company” or “Lufax”	Lufax Holding Ltd (陆金所控股有限公司), a company with limited liability incorporated in the Cayman Islands on December 2, 2014 and listed on the NYSE on October 30, 2020 (stock ticker: LU) and on the Stock Exchange on April 14, 2023 (Stock Code: 6623)

“Consolidated Affiliated Entity(ies)”	the variable interest entities and their subsidiaries, the financial results of which have been consolidated and accounted for as subsidiaries of the Company by virtue of the contractual arrangements entered into by the Group

“Depositary”	Citibank, N.A., as depositary bank for the ADS program

“Director(s)”	the director(s) of the Company

“Extraordinary General Meeting”	the extraordinary general meeting of the Company to be held at Room 3601, No. 1333 Lujiazui Ring Road, Pudong New District, Shanghai, the People’s Republic of China on Wednesday, June 25, 2025 at 10:00 a.m. (Hong Kong time), or any adjournment thereof and notice of which is set out on pages 10 to 11 of this circular

DEFINITIONS

“Group”	the Company, its subsidiaries and the Consolidated Affiliated Entities from time to time, and where the context requires, in respect of the period prior to the Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of the Company at the relevant time

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Latest Practicable Date”	May 29, 2025, being the latest practicable date for ascertaining certain information in this circular before its publication

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange, as amended and supplemented from time to time

“NYSE”	the New York Stock Exchange

“PRC”	the People’s Republic of China, except where the context requires otherwise, excluding Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan

“RMB”	Renminbi, the lawful currency of the PRC

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time

“Shareholder(s)”	holder(s) of the Share(s)

“Shares(s)”	the ordinary shares of US$0.00001 each in the share capital of the Company

“Shares Record Date”	May 9, 2025 (Hong Kong time)

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“United States”	United States of America, its territories, its possessions and all areas subject to its jurisdiction

“US$”	United States dollars, the lawful currency of the United States

“%”	per cent

LETTER FROM THE BOARD

Lufax Holding Ltd

陆 金 所 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6623)

(NYSE Stock Ticker: LU)

Executive Directors:	Registered Office:
Mr. Yong Suk CHO (趙容奭)	Maples Corporate Services Limited
(Chief Executive Officer)	PO Box 309, Ugland House
Mr. Tongzhuan XI (席通專)	Grand Cayman, KY1-1104
Cayman Islands

Non-Executive Directors:
Mr. Yonglin XIE (謝永林) Ms. Xin FU (付欣) Mr. Shibang GUO (郭世邦) Independent Non-executive Directors: Mr. Dicky Peter YIP (葉迪奇) (Chairman)	Head Office and Principal Place of Business in PRC: Building No. 6, Lane 2777 Jinxiu East Road Pudong New District Shanghai, PRC
Mr. Rusheng YANG (楊如生)
Mr. Weidong LI (李偉東) Mr. David Xianglin LI (李祥林)	Principal Place of Business in Hong Kong: Room 1920, 19/F, Lee Garden One
33 Hysan Avenue
Causeway Bay, Hong Kong

May 29, 2025

To the Shareholders

Dear Sir/Madam,

PROPOSED CHANGE OF AUDITORS; AND

NOTICE OF EXTRAORDINARY GENERAL MEETING

1.	INTRODUCTION

References are made to the announcements of the Company dated January 27, 2025, January 28, 2025, March 3, 2025, March 28, 2025 and April 23, 2025 (the “Announcements”), in relation to, among other things, the proposed change of auditors.

LETTER FROM THE BOARD

The purpose of this circular is to provide you with information in respect of the resolutions to be proposed at the Extraordinary General Meeting to seek approval of the Shareholders in respect of, among other matters: (a) the removal of auditors; (b) the appointment of successor auditors and their re-appointment; and (c) to give you notice of the Extraordinary General Meeting at which resolutions will be proposed for the Shareholders to consider and, if thought fit, approve the aforesaid matters.

2.	PROPOSED REMOVAL OF AUDITORS

PricewaterhouseCoopers (“PwC”) and PricewaterhouseCoopers Zhong Tian LLP (“PwC ZT”) were re-appointed as the auditors of the Company for the year ended December 31, 2024 at the last annual general meeting of the Company held on May 30, 2024 to hold office until the conclusion of the next annual general meeting of the Company.

As disclosed in the announcement of the Company dated January 27, 2025, the Board resolved, on January 27, 2025, to propose the removal of PwC and PwC ZT as auditors of the Company (the “Proposed Removal”).

The Audit Committee received letters from PwC and PwC ZT (“PwC Letters”) in which PwC and PwC ZT raised concerns about certain possible related party transactions (“Subject Transactions”), and PwC ZT stated that its 2022 and 2023 audit opinions on the Company’s annual financial statements should no longer be relied upon.

In sum and substance, the PwC Letters described the Subject Transactions as follows:

(a)

Transaction 1, Transfer of loan receivable assets to a bank: From July 2023, the Company sold and transferred to a bank (the “Bank”) several portfolios of the Company’s loan receivables assets, the settlement of which was guaranteed by the Company. Under applicable accounting standards, these loan receivables should have been and were recorded as assets on the Company’s books with a corresponding liability to the Bank. According to PwC and PwC ZT, interest payments by the Company to the Bank were above other interest rates that Lufax was paying on other transactions at the relevant times.

(b)

Transaction 2 – Investment in certain trusts established by a trust company as sole investor: According to PwC and PwC ZT, from June 2023, the Company invested in several trusts established by a trust company as the sole investor. In the PwC Letters, PwC and PwC ZT recounted purported statements from “Company management that Lufax was unfamiliar with the underlying assets,” although Lufax was the “sole investor in the instruments” and the assets were “managed by another entity that is an affiliated company of Lufax,” according to PwC and PwC ZT.

LETTER FROM THE BOARD

(c)

Transaction 3 – Investment in additional trusts established by another trust company as sole investor: According to PwC and PwC ZT, from July 2020, the Company invested in several trusts established by another trust company as the sole investor. As of 30 September 2024, the Company had invested in four trusts established by this trust company; two of the four trusts remained active as of the time of PwC Letters. The PwC Letters further stated that, similar to Transaction 2, “Company management indicated to PwC that it did not know the assets in which the trusts were invested” in connection with Transaction 3, “notwithstanding that Lufax is the sole investor in the trusts.”

In the PwC Letters, PwC and PwC ZT explained that concerns about Transaction 1 and Transaction 2 were raised through a conversation with an executive of the Company who was then in the process of leaving the Company and that they identified Transaction 3 as another transaction that appeared to share similar characteristics as Transaction 2. The PwC Letters noted that, Transaction 1 and Transaction 2 might have been part of a series of arrangements between the Company and certain entities within a group of affiliated entities associated with a significant Lufax shareholder group and that these arrangements might have been intended to compensate Lufax affiliates for losses incurred in historical business arrangements with the Company, with the cost of reimbursing the losses to be amortized over a number of years. The PwC Letters noted that these arrangements might not have been accurately reflected in the Company’s books and records, although certain management personnel at the Company and at the affiliated entities under the significant shareholder allegedly might have been aware of them. In addition, the PwC Letters noted that neither Transaction 1 nor Transaction 2 was disclosed as a related party transaction in the Company’s historical financial statements and that the Bank, as the counterparty in Transaction 1, might have further sold and transferred the loan receivable assets acquired from the Company to other entities. In light of the above, PwC and PwC ZT asked that an independent investigation be conducted into the Subject Transactions.

As disclosed in the announcement of the Company dated January 27, 2025, the Board resolved on the Proposed Removal that day, and the Audit Committee notified PwC and PwC ZT of the same on the same day. As the Audit Committee explained to PwC and PwC ZT at the time, the AC had lost confidence in PwC and PwC ZT.

Trading in the ordinary shares of the Company on The Stock Exchange of Hong Kong Limited has been halted with effect from 9:00 a.m. on January 28, 2025 and remains suspended. As at the Latest Practicable Date, the Company is in the process of fulfilling the resumption guidance by the Stock Exchange, including but not limited to, conducting a forensic investigation into the Subject Transactions satisfactory to the Stock Exchange, assessing the impact on the Company’s business operations and financial position, announcing the findings of the investigation, and taking appropriate remedial actions.

LETTER FROM THE BOARD

The Audit Committee engaged a leading international law firm and forensic accounting experts from an international consulting firm that is not the Company’s auditor to conduct an independent investigation into the Subject Transactions, which covered the period from January 1, 2022 to December 31, 2024. Currently, the Company is responding to certain inquiries and comments received from the Stock Exchange. Subject to satisfying the Stock Exchange’s inquiries and the completion of audit and other procedures (if any) by the successor auditor and the Company, the Company will be making certain accounting adjustments with respect of Transactions 1, 2, and 3 for the years ended December 31, 2022 and 2023, and will also be undertaking various remedial measures in response to the findings of the Independent Investigation; the Board estimated that, for the financial year ended December 31, 2022, the Company’s consolidated total assets are expected to increase by no more than 0.5%, with no substantive change to consolidated net profit, and for the financial year ended December 31, 2023, the Board further estimated that Company’s consolidated total assets would decrease by no more than 2%, and consolidated net profit is expected to decrease within the range of 8% to 15% (i.e., from RMB83 million to RMB155 million). The above unaudited figures are the Board’s current estimation only and may be subject to further changes as the successor auditor will reaudit the financial statements of the Company for the financial years ended December 31, 2022 and 2023. The Company shall disclose more information about these adjustments and related matters in due course.

As of the Latest Practicable Date, the Company has not received any other written representations from PwC and PwC ZT, nor has it received any other confirmation on the Proposed Removal from PwC and PwC ZT notifying the Company of any matters that need to be brought to the attention of the Shareholders save as disclosed in the Announcements.

Pursuant to Article 147 of the Articles of Association, the Shareholders may remove the auditor before the expiration of its period of office by the approval of an ordinary resolution. The Board therefore proposes to seek the approval of the Shareholders at the Extraordinary General Meeting regarding the Proposed Removal, with immediate effect after the conclusion of the Extraordinary General Meeting.

An ordinary resolution in respect of the Proposed Removal will be proposed at the Extraordinary General Meeting for consideration and approval by the Shareholders.

3.	PROPOSED APPOINTMENT OF SUCCESSOR AUDITORS AND THEIR RE-APPOINTMENT

On April 23, 2025, as recommended by the Audit Committee, the Board resolved to appoint Ernst & Young and Ernst & Young Hua Ming LLP (collectively “EY”) as the auditors of the Company to fill the vacancies following the removal of PwC and PwC ZT, and to re-appoint EY as the auditors of the Company to hold office until the annual general meeting for the year ending December 31, 2025; and the Board also proposed that the Board be authorized to fix the remuneration of EY (the “Proposed Appointments”).

LETTER FROM THE BOARD

Specifically, EY is proposed to be appointed to audit the consolidated financial statements of the Company for the financial years ended December 31, 2022, 2023 and 2024 and the financial year ending December 31, 2025 in accordance with International Standards on Auditing and the standards of the Public Company Accounting Oversight Board (“PCAOB”), and review quarterly and interim financial statements pursuant to relevant requirements and the Company’s needs. All of the above financial statements of the Company are to be prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

The Board considered a number of factors in the Proposed Appointments, including, but not limited to: (i) the audit proposal of EY; (ii) EY’s experience, industry knowledge and technical competence; (iii) EY’s resources and capabilities, including manpower and time; and (iv) EY’s internal control procedures to ensure the quality of the audit. The Board has also considered the “Guidelines for Effective Audit Committees – Selection, Appointment and Reappointment of Auditors” issued by the Accounting and Financial Reporting Council (“AFRC”) in December 2021 (the “Guide”), including section 2 “Selection and Appointment of Auditors” of the Guide and the “Guidance Notes on Change of Auditors” published by AFRC in September 2023. Based on the above, the Board (including the Audit Committee) has assessed and considered that EY is suitable and capable to act as the auditors of the Company.

Pursuant to Article 147 of the Articles of Association, the appointment of the auditor shall require the approval of an ordinary resolution. The Board therefore proposes to seek the approval of the Shareholders at the Extraordinary General Meeting regarding the Proposed Appointments, with immediate effect upon the passing of the ordinary resolution regarding the Proposed Removal.

An ordinary resolution in respect of the Proposed Appointments will be proposed at the Extraordinary General Meeting for consideration and approval by the Shareholders.

4.	NOTICE OF EXTRAORDINARY GENERAL MEETING

Set out on pages 10 to 11 of this circular is the notice of the Extraordinary General Meeting at which, inter alia, ordinary resolutions will be proposed to Shareholders to consider and approve the Proposed Removal and Proposed Appointments.

5.	FORMS OF PROXY AND ADS VOTING CARDS

Holders of record of the Company’s Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are cordially invited to attend the Extraordinary General Meeting in person. Holders of the Company’s ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit your voting instructions to Citibank, N.A.. Whether or not you propose to attend and vote at the said meeting, please complete, sign, date, and return the accompanying form of proxy to the Company’s share registrar in Hong Kong, Tricor Investor Services Limited (for holders of Shares) or your voting instructions to Citibank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Tricor Investor Services Limited must receive the form of proxy by no later than 10:00 a.m., Hong Kong time, on June 23, 2025 at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong to ensure your representation at the Extraordinary General Meeting; and Citibank, N.A. must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Shares represented by your ADSs to be cast at the Extraordinary General Meeting.

LETTER FROM THE BOARD

6.	VOTING BY POLL

Pursuant to Rule 13.39(4) of the Listing Rules and Article 67 of the Articles of Association, any resolution put to the vote of the meeting shall be decided on a poll save that the chairman may, in good faith, allow a resolution which relates purely to a procedural or administrative matter as prescribed under the Listing Rules to be voted on by a show of hands. Accordingly, each of the resolutions set out in the notice of Extraordinary General Meeting will be taken by way of poll. An announcement on the poll results will be published after the Extraordinary General Meeting in the manner prescribed under Rule 13.39(5) of the Listing Rules.

7.	SHARE RECORD DATE AND ADS RECORD DATE

For determining the Shareholders’ entitlement to attend and vote at the Extraordinary General Meeting, the Board has fixed the close of business on May 9, 2025, Hong Kong time, as the record date of Shares. Holders of record of the Company’s Shares (as of the Shares Record Date) are entitled to attend and vote at the Extraordinary General Meeting and any adjourned meeting thereof. Holders of record of ADSs as of the close of business on May 9, 2025, New York Time, are entitled to provide voting instructions to the Depositary and must provide such voting instructions to Citibank, N.A., the Depositary of the ADSs, by the time and date specified in the ADS voting instruction card to be distributed by the Depositary.

8.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief, the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

LETTER FROM THE BOARD

9.	RECOMMENDATION

The Directors consider that the proposed resolutions for the Proposed Removal and the Proposed Appointments are in the interests of the Group and the Shareholders as a whole. The Directors therefore recommend the Shareholders to vote in favour of all the resolutions to be proposed at the Extraordinary General Meeting.

By order of the Board

Lufax Holding Ltd

Dicky Peter YIP

Chairman of the Board

NOTICE OF EXTRAORDINARY GENERAL MEETING

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

Lufax Holding Ltd

陆 金 所 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6623)

(NYSE Stock Ticker: LU)

NOTICE IS HEREBY GIVEN THAT the extraordinary general meeting (the “Extraordinary General Meeting”) of Lufax Holding Ltd (the “Company”) will be held at Room 3601, No. 1333 Lujiazui Ring Road, Pudong New District, Shanghai, the People’s Republic of China on Wednesday, June 25, 2025 at 10:00 a.m. Hong Kong time, for the following purposes of considering and, if thought fit, passing the following ordinary resolutions:

1.	To remove PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as the auditors of the Company.

2.

Conditional upon the passing of the resolution 1 above, to appoint Ernst & Young and Ernst & Young Hua Ming LLP as the auditors of the Company to fill the vacancies and to re-appoint them as the auditors of the Company to hold office until the annual general meeting for the year ending December 31, 2025, and to authorise the Board to fix their remuneration.

SHARE RECORD DATE AND ADS RECORD DATE

The Board has fixed the close of business on May 9, 2025, Hong Kong time, as the record date of Shares. Holders of record of the Company’s Shares (as of the Shares Record Date) are entitled to attend and vote at the Extraordinary General Meeting and any adjourned meeting thereof.

Holders of record of the ADSs as of the close of business on May 9, 2025, New York Time, are entitled to provide voting instructions to the Depositary and must provide such voting instructions to Citibank, N.A., the Depositary of the ADSs, by the time and date specified in the ADS voting instruction card to be distributed by the Depositary.

NOTICE OF EXTRAORDINARY GENERAL MEETING

ATTENDING THE EXTRAORDINARY GENERAL MEETING

Only holders of record of Shares as of the Share Record Date are entitled to attend and vote at the Extraordinary General Meeting.

FORMS OF PROXY AND ADS VOTING CARDS

A holder of Shares as of the Share Record Date (Hong Kong time) may appoint a proxy to exercise his or her rights at the Extraordinary General Meeting. A holder of ADSs as of the ADS Record Date (New York time) will need to instruct Citibank, N.A., the depositary of the ADSs, as to how to vote the Shares represented by the ADSs. Please refer to the form of proxy (for holders of Shares) or ADS voting card (for holders of ADSs), both of which are available on our website at ir-hk.lufaxholding.com.

Holders of record of the Company’s Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are cordially invited to attend the Extraordinary General Meeting in person. Holders of the Company’s ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit your voting instructions to Citibank, N.A., the Depositary for the ADSs. Your vote is important. You are urged to complete, sign, date, and return the accompanying form of proxy to the Company’s share registrar in Hong Kong, Tricor Investor Services Limited (for holders of Shares) or your voting instructions to Citibank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Tricor Investor Services Limited must receive the form of proxy by no later than 10:00 a.m., Hong Kong time, on Monday, June 23, 2025 at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong to ensure your representation at the Extraordinary General Meeting; and Citibank, N.A. must receive your voting instructions as an ADS holder by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Shares represented by your ADSs to be cast at the Extraordinary General Meeting.

By Order of the Board

Lufax Holding Ltd

Dicky Peter YIP

Chairman of the Board

Hong Kong, May 29, 2025

As of the date of this notice, the Board comprises Mr. Yong Suk CHO and Mr. Tongzhuan XI as the executive Directors, Mr. Yonglin XIE, Ms. Xin FU and Mr. Shibang GUO as the non-executive Directors, and Mr. Dicky Peter YIP, Mr. Rusheng YANG, Mr. Weidong LI and Mr. David Xianglin LI as the independent non-executive Directors.